EXHIBIT 12.1

DUQUESNE LIGHT HOLDINGS AND SUBSIDIARIES

Calculation of Ratio of Earnings to Fixed Charges and Preferred and Preference Stock Dividend Requirements

	(Millions of Dollars)
	Nine Months Ended September 30,	Year Ended December 31,
	2005	2004	2003	2002	2001		2000
Fixed Charges:
Interest on long-term debt	$39.3	$55.2	$53.1	$55.3	$62.3		$73.6
Other interest	0.9	2.0	12.3	13.3	25.6		35.0
Portion of lease payments representing an interest factor	2.8	3.9	4.9	3.2	3.1		6.8
Dividend requirement (a)	6.0	6.6	9.5	15.8	16.0		14.1

Total Fixed Charges	$49.0	$67.7	$79.8	$87.6	$107.0		$129.5

Earnings:
Income (loss) from continuing operations	$99.7	$87.2	$93.2	$26.7	$(44.5)		$145.3
Income tax expense (benefit)	45.9	20.6	17.7	(11.6)	(77.4)		25.0
Fixed charges as above	49.0	67.7	79.8	87.6	107.0		129.5

Total Earnings	$194.6	$175.5	$190.7	$102.7	$(14.9)		$299.8

Ratio Of Earnings To Fixed Charges and Preferred and Preference Stock Dividend Requirements	3.97	2.59	2.39	1.17	(0.14	) (b)	2.32

(a)	Includes annual dividend requirements of $12.6 million for the Monthly Income Preferred Securities (MIPS) per year for 2002 and prior. For 2003, only $6.3 million is included for the period January 1 – June 30. From July 1, 2003 until their redemption in 2004, MIPS dividends were included with interest on long-term debt due to the adoption of SFAS No. 150.
(b)	In order to achieve a ratio of earnings to fixed charges and preferred and preference stock dividend requirements of one to one, Total Earnings would need to increase by approximately $122 million.